Exhibit 99.1

ASM International N.V. Completes Common Share Repurchase

BILTHOVEN, the Netherlands, May 29, 2007 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) said today that it has repurchased 178,706 shares of its common stock for approximately € 3.5 million. The average price paid was € 19.56 per share. The share repurchase is part of the Company’s flexible program to use the cash dividends received from its subsidiary, ASM Pacific Technology Ltd. (ASMPT).

With this share repurchase of € 3.5 million and the outlay of € 20.5 million on the previously announced buy back of USD 20.1 million of the principal amount of Convertible Notes, due in 2010 and 2011, the Company has completed the distribution of the € 24 million ASMPT cash dividend received on April 30, 2007.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven	Mary Jo Dieckhaus
+31 30 229 8540	+1 212 986 2900
Naud.van.der.ven@asm.com	maryjo.dieckhaus@asm.com

Erik Kamerbeek
+31 30 229 8500
Erik.kamerbeek@asm.com